CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$500,000	$58.05

Pricing supplement no. 1521 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 151-A-I dated June 4, 2010	Registration Statement No. 333-155535 Dated August 12, 2011 Rule 424(b)(2)

Structured Investments	$500,000 4.575% (equivalent to 9.15% per annum) Reverse Exchangeable Notes due February 16, 2012 Linked to the iShares® MSCI Emerging Markets Index Fund

General

  The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in any appreciation in the Fund, be willing to accept the risks of exposure to exchange-traded funds in general and the iShares® MSCI Emerging Markets Index Fund, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 4.575% (equivalent to 9.15% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($10.315 initially) on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 16, 2012*
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Fund:	iShares® MSCI Emerging Markets Index Fund (“EEM”) (the “Fund”).
Underlying Index:

The MSCI Emerging Markets Index (the “Underlying Index”). For additional information, see “Selected Purchase Considerations — Return Linked to the iShares® MSCI Emerging Markets Index Fund” and “Selected Risk Considerations — Differences Between the Fund and the Underlying Index” in this pricing supplement.

Interest Rate:	4.575% (equivalent to 9.15% per annum) over the term of the notes, paid monthly and calculated on a 30/360 basis
Protection Amount:	$10.315 initially, which is equal to 25% of the Initial Share Price, subject to adjustments.
Pricing Date:	August 12, 2011
Settlement Date:	On or about August 17, 2011
Observation Date:	February 13, 2012*
Maturity Date:	February 16, 2012*
CUSIP:	48125XM94
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the 17th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such day, an “Interest Payment Date”), commencing September 17, 2011. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Notwithstanding anything to the contrary in the product supplement, each interest payment for the notes will be made to the holders of record at the close of business on the business day immediately preceding the relevant Interest Payment Date.
Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity if you invest in the notes.

Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

$41.26, the closing price of one share of the Fund on the Pricing Date, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.

Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 151-A-I

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 151-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$31.50	$968.50

Total	$500,000	$15,750	$484,250

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $31.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $25.00 per $1,000 principal amount note. The concessions of $25.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 151-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 12, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 151-A-I dated June 4, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 151-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 151-A-I dated June 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002380/e39033_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 4.575% (equivalent to 9.15% per annum) interest over the term of the notes, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 4.575% (equivalent to 9.15% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 17th calendar day of each month, except for the final monthly interest payment, which will be payable on the Maturity Date (each such day, an “Interest Payment Date”), commencing September 17, 2011. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the relevant Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for September 2011 is September 17, 2011, but because September 17, 2011 is a Saturday, payment of interest with respect to that Interest Payment Date will be made on September 19, 2011, the next succeeding business day.

  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is equal to or greater than the Initial Share Price or the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount ($10.315 initially) on any day during the Monitoring Period. However, if the Final Share Price is less than the Initial Share Price and the closing price of one share of the Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount ($10.315 initially), you could lose up to the entire principal amount of your notes.

  RETURN LINKED TO THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The return on the notes is linked to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. Effective May 27, 2010, Israel has been reclassified as a developed market by MSCI Inc. Since that date, Israel is no longer included in the Underlying Index. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 151-A-I.

  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 151-A-I.

JPMorgan Structured Investments —	PS-1
Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund

By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat (i) the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes and (ii) approximately 3.93% of each interest payment as interest on the Deposit and the remainder as Put Premium. We will follow this approach in determining our reporting responsibilities, if any. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the equity securities held by the Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 151-A-I dated June 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($10.315 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes at maturity.

  THE BENEFIT PROVIDED BY THE PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount ($10.315 initially), you will be fully exposed to any depreciation in the Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Fund subsequently recovers such that the Fund is above the Initial Share Price by more than the Protection Amount ($10.315 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Fund, the Underlying Index and the notes.

  NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund. We assume no responsibility for the adequacy of the information about the Fund and the Underlying Index contained in this pricing supplement or in product supplement no. 151-A-I. You should undertake your own investigation into the Fund and the

JPMorgan Structured Investments —	PS-2
Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund

  Underlying Index. We are not responsible for the Fund’s public disclosure of information, whether contained in SEC filings or otherwise.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Fund is not less than the Initial Share Price by more than the Protection Amount ($10.315 initially) during the Monitoring Period, or the Final Share Price is equal to or greater than the Initial Share Price, and the notes are held to maturity. If the closing price of the Fund is less than the Initial Share Price by more than the Protection Amount ($10.315 initially) during the Monitoring Period and the Final Share Price is less than the Initial Share Price, the benefit provided by the Protection Amount ($10.315 initially) will be eliminated and you will be fully exposed at maturity to any decline in the value of the shares of the Fund.

  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE FUND — Unless (i) the Final Share Price is below the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of one share of the Fund is below the Initial Share Price by more than the Protection Amount ($10.315 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Fund during the term of the notes.

  VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the shares of the Fund could close below the Initial Share Price by more than the Protection Amount ($10.315 initially) during the Monitoring Period or that the shares of the Fund could close below the Initial Share Price on the Observation Date. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of the Fund could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.

  THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, BlackRock Fund Advisors (“BFA”) is the Index Fund’s investment adviser. The Fund is subject to management risk, which is the risk that the investment strategies of the investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

  DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

  NON-U.S. SECURITIES RISK — The equity securities that compose the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also,

JPMorgan Structured Investments —	PS-3
Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund

  there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

  EMERGING MARKETS RISK — The equity securities underlying the Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Fund and the notes.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

    existing and expected rates of inflation;

    existing and expected interest rate levels;

    the balance of payments; and

    the extent of government surpluses or deficits in issuing countries of such currencies and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of such currencies and the United States and other countries important to international trade and finance

  THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

  HEDGING AND TRADING IN THE FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Fund, the equity securities held by the Fund or included in the Underlying Index or instruments related to the shares of the Fund. We or our affiliates may also trade in the shares of the Fund or instruments related to the shares of the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the shares of the Fund and interest rates on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 151-A-I.

JPMorgan Structured Investments —	PS-4
Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund

Historical Information

The following graph sets forth the historical performance of the shares of the Fund based on the weekly closing price of one share of the Fund from January 6, 2006 through August 12, 2011. The closing price of one share of the Fund on August 15, 2011 was $41.26. We obtained the closing prices of the Fund below from Bloomberg Financial Markets without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Fund has experienced significant fluctuations. The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that went effective on July 24, 2008. The historical performance of the shares of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Fund during the term of the notes. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

JPMorgan Structured Investments —	PS-5
Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Fund declines in the manner set forth in the columns titled “Hypothetical lowest closing price during the Monitoring Period” and “Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$40.00	• the Protection Amount: $10.00
• the Interest Rate:	4.575% (equivalent to 9.15% per annum) over the term of the notes
Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$40.00	100%	$80.00	200%	$1,000.00
$20.00	50%	$42.00	105%	$1,000.00
$40.00	100%	$40.00	100%	$1,000.00
$30.00	75%	$30.00	75%	$1,000.00
$20.00	50%	$38.00	95%	$950.00
$20.00	50%	$20.00	50%	$500.00
$10.00	25%	$10.00	25%	$250.00
$0.00	0%	$0.00	0%	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the hypothetical payment at maturity in different scenarios set forth in the table above is calculated.

Example 1: The lowest closing price of one share of the Fund during the Monitoring Period is $20.00 but the Final Share Price is $42.00. Because the Final Share Price of $42.00 is greater than the Initial Share Price of $40.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Fund during the Monitoring Period is $20.00 and the Final Share Price is $38.00. Because the Final Share Price of $38.00 is less than the Initial Share Price of $80.00 and the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $38.00, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Fund on the Observation Date is $20.00, a decline of more than the Protection Amount. Because the Final Share Price of $20.00 is less than the Initial Share Price of $40.00 and the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $20.00, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $30.00 is less than the Initial Share Price of $40.00 but is not less than the Initial Share Price by more than the Protection Amount and the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $30.00 is less than the Initial Share Price of $40.00.

Regardless of the performance of the shares of the Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $45.75 over the term of the notes. The actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed above and will depend in part on the closing price of one share of the Fund on the Pricing Date. On the Pricing Date, the Initial Share Price was $41.26, and the Protection Amount was $10.315, subject to adjustments.

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	PS-6
Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments —	PS-7
Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund